Exhibit 99.2

Annex B

The following table sets forth all transactions that relate to shares of Common Stock effected during the past 60 days by any of the Reporting Persons. All such transactions were purchases of shares of Common Stock effected in the open market, and the table includes commissions paid in per share prices.

Trade Date	Buy/Sell	No. of Shares/Quantity	Unit Cost/ Proceeds	Security
01/30/25	Buy	610,000	$80.1431	Swap

01/31/25	Buy	650,000	$80.0572	Swap

02/03/25	Buy	660,000	$79.6453	Swap

02/04/25	Buy	730,000	$80.3881	Swap

02/05/25	Buy	750,000	$81.7122	Swap

02/06/25	Buy	750,000	$80.1354	Swap

02/07/25	Buy	740,000	$79.0768	Swap

02/10/25	Buy	740,000	$78.9278	Swap

02/11/25	Buy	775,000	$77.5486	Swap

02/12/25	Buy	195,000	$76.6763	Swap